Exhibit II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness as of December 31, 2017

Currency	Amounts outstanding at December 31, 2017 in currency of borrowing	Amounts outstanding at December 31, 2017 in EUR
EUR	669,480,240.83	669,480,240.83
ISK	60,000,000.00	481,154.77
NOK	65,318.30	6,637.84
TRY	43,972,114.74	9,671,853.50

		679,639,886.94